Exhibit 99.1

Reference: Itaú Unibanco Holding S.A.

1st Quarter Result 2017

Announcement to the Market

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 1st quarter ending March 31, 2017 are already available at the Investor Relations website (www.itau.com.br/investor-relations).

Conference calls will be held with research analysts on Thursday, May 4 in Portuguese at 09:30 a.m. (Brasília time) and in English at 11:30 a.m. (Brasília time).

Please find below the Executive Summary for the 1st quarter 2017.

São Paulo – May 3, 2017.

MARCELO KOPEL

Investor Relations Officer

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below pro forma information and indicators of Itaú Unibanco in order to allow analysis on the same basis of comparison.

Itaú Unibanco Pro forma Highlights

In R$ millions (except where indicated), end of period	1Q17	4Q16	1Q16
Results
Recurring Net Income	6,176	5,817	5,162
Operating Revenues (1)	26,973	28,624	26,884
Managerial Financial Margin (2)	17,122	18,576	17,412
Performance
Recurring Return on Average Equity – Annualized (3)	22.0%	20.7%	19.6%
Recurring Return on Average Assets – Annualized (4)	1.7%	1.6%	1.4%
Nonperforming Loans Ratio (90 days overdue) - Total	3.4%	3.4%	3.5%
Nonperforming Loans Ratio (90 days overdue) - Brazil	4.2%	4.2%	4.4%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.3%	1.2%	1.1%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	231%	222%	210%
Efficiency Ratio (ER) (6)	44.1%	45.2%	44.0%
Risk-Adjusted Efficiency Ratio (RAER) (6)	64.1%	68.3%	72.2%
Balance Sheet
Total Assets	1,413,269	1,427,084	1,398,344
Total Credit Portfolio, including Sureties and Endorsements	550,318	562,018	600,705
Deposits + Debentures + Securities + Borrowings and Onlending (7)	640,842	661,257	703,052
Loan Portfolio/Funding (7)	74.6%	74.3%	74.4%
Stockholders' Equity	114,897	115,590	106,647
Other
Assets Under Administration	965,319	903,679	807,267
Total Number of Employees	94,955	94,779	97,043
Brazil	81,219	80,871	82,871
Abroad	13,736	13,908	14,172
Branches and CSBs – Client Service Branches	5,005	5,103	5,215
ATM – Automated Teller Machines (8)	46,407	46,175	45,255

Itaú Unibanco Holding S.A. Highlights - As disclosed (Data prior to 2Q16 do not include CorpBanca)

In R$ millions (except where indicated), end of period	1Q17	4Q16	1Q16
Highlights
Recurring Net Income per Share (R$) (9)	0.95	0.89	0.80
Net Income per Share (R$) (9)	0.93	0.85	0.80
Number of Outstanding Shares at the end of period – in thousands (10)	6,524,604	6,512,700	6,521,553
Book Value per Share (R$)	17.61	17.75	16.35
Dividends and Interest on Own Capital net of Taxes (11)	2,470	6,699	1,012
Dividends and Interest on Own Capital net of Taxes (11) per Share (R$)	0.38	1.03	0.16
Market Capitalization (12)	249,631	219,348	185,390
Market Capitalization (12) (US$ million)	78,788	67,303	52,092
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	18.1%	19.1%	17.7%
Common Equity Tier I	15.4%	15.8%	14.3%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (13)	14.7%	14.0%	12.6%
Indicators
EMBI Brazil Risk	270	328	409
CDI rate – In the Period (%)	3.0%	3.2%	3.2%
Dollar Exchange Rate – Quotation in R$	3.1684	3.2591	3.5589
Dollar Exchange Rate – Change in the Period (%)	-2.8%	0.4%	-8.9%
Euro Exchange Rate – Quotation in R$	3.3896	3.4384	4.0539
Euro Exchange Rate – Change in the Period (%)	-1.4%	-5.8%	-4.6%
IGP-M – In the Period (%)	0.7%	0.7%	3.0%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of provision for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (7) As detailed on Other Balance Sheet Information section; (8) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs; (9) Calculated based on the weighted average number of outstanding shares for the period; (10) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on September 14, 2016; (11) IOC – Interest on own capital. Declared amounts paid/accrued; (12) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (13) Takes into consideration the effect of the payout above mandatory minimum related to 1Q17 net income, the consolidation of Citibank’s Brazilian retail business, and the use of tax credits.

Itaú Unibanco Holding S.A.	02

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$6,176 million in the first quarter of 2017 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$6,052 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	1Q17	4Q16	1Q16
Recurring Net Income	6,176	5,817	5,162
Non-Recurring Events	(123)	(275)	(51)
Impairment (a)	-	(172)	-
Goodwill Amortization (b)	(125)	(133)	(32)
Contingencies Provision (c)	(18)	(88)	(25)
Pension Fund (d)	-	130	-
Program for Settlement or Installment Payment of Taxes (e)	-	1	12
Other	20	(13)	(6)
Net Income	6,052	5,543	5,111
CorpBanca's Pro Forma Consolidation Effects	-	-	(72)
Net Income as Reported	6,052	5,543	5,184

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Impairment: Adjustment to reflect the realization value of certain assets.

(b) Goodwill Amortization: Effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(c) Contingencies Provision: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's.

(d) Pension Fund: Destination of surplus from pension fund.

(e) Program for the Settlement or Installment Payment of Taxes:

Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

Managerial Income Statement

We apply to the management results consolidation criteria that affect only the breakdown of accounts and, therefore, does not affect net income. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation"). Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the first quarter of 2017, the Brazilian real appreciated 2.8% against the U.S. dollar and appreciated 1.4% against the Euro, compared with depreciation of 0.4% against the U.S. dollar and appreciation of 5,8% against the Euro in the previous quarter.

Highlights

As announced in the earnings release for the 4th quarter of 2016, we modified the presentation of our Managerial Income Statement as from this quarter, which includes Impairment under “Result from Loan Losses and Impairment”, previously classified as Financial Margin with Clients. This modification affects only the breakdown of the managerial income statement and, therefore, does not affect the net income previously disclosed.

In addition, in this quarter, Discounts Granted, resulting from credit negotiations with negative impact on the outstanding accounting balance, are disclosed as a component of the Financial Margin with Clients. This change has no impact on the forecast provided for the year 2017.

As of the second quarter of 2017 earnings release, Discounts Granted will be reclassified and disclosed in “Cost of Credit” in the Managerial Income Statement, in order to better reflect the Company’s management model.

Itaú Unibanco Holding S.A.	03

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 1st Quarter of 2017

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	28,313	(25)	(1,068)	(246)	26,973
Managerial Financial Margin	17,863	12	(1,068)	315	17,122
Financial Margin with Clients	14,926	12	-	315	15,254
Financial Margin with Clients (ex-Discounts Granted)	15,220	12	-	315	15,547
Discounts Granted	(293)	-	-	-	(293)
Financial Margin with the Market	2,937	-	(1,068)	-	1,868
Commissions and Fees	8,601	-	-	(757)	7,844
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,398	(37)	-	646	2,007
Other Operating Income	327	-	-	(327)	-
Equity in Earnings of Affiliates and Other Investments	155	-	-	(155)	-
Non-operating Income	(32)	-	-	32	-
Result from Loan Losses and Impairment	(4,515)	-	-	(472)	(4,988)
Provision for Loan Losses	(5,366)	-	-	(26)	(5,392)
Impairment	-	-	-	(444)	(444)
Recovery of Loans Written Off as Losses	851	-	-	(2)	849
Retained Claims	(321)	-	-	-	(321)
Other Operating Income/(Expenses)	(13,755)	268	126	666	(12,694)
Non-interest Expenses	(11,934)	267	-	666	(11,001)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,732)	2	126	-	(1,604)
Insurance Selling Expenses	(89)	-	-	-	(89)
Income before Tax and Profit Sharing	9,721	243	(942)	(52)	8,970
Income Tax and Social Contribution	(3,698)	(25)	942	13	(2,767)
Profit Sharing	(39)	-	-	39	-
Minority Interests	68	(95)	-	-	(27)
Net Income	6,052	123	-	-	6,176

Accounting and Managerial Statements Reconciliation | 4th Quarter of 2016

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	27,425	(6)	401	804	28,624
Managerial Financial Margin	16,959	5	401	1,210	18,576
Financial Margin with Clients	15,368	5	-	1,210	16,583
Financial Margin with Clients (ex-Discounts Granted)	15,646	5	-	1,210	16,862
Discounts Granted	(278)	-	-	-	(278)
Financial Margin with the Market	1,591	-	401	-	1,993
Commissions and Fees	8,624	-	-	(644)	7,980
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,368	56	-	644	2,068
Other Operating Income	224	(2)	-	(222)	-
Equity in Earnings of Affiliates and Other Investments	185	-	-	(185)	-
Non-operating Income	65	(65)	-	0	-
Result from Loan Losses and Impairment	(4,885)	-	-	(1,188)	(6,074)
Provision for Loan Losses	(5,888)	-	-	65	(5,823)
Impairment	-	-	-	(1,255)	(1,255)
Recovery of Loans Written Off as Losses	1,003	-	-	1	1,004
Retained Claims	(364)	-	-	-	(364)
Other Operating Income/(Expenses)	(14,557)	502	(37)	271	(13,821)
Non-interest Expenses	(12,697)	502	-	269	(11,927)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,752)	-	(37)	2	(1,786)
Insurance Selling Expenses	(108)	-	-	-	(108)
Income before Tax and Profit Sharing	7,618	496	365	(113)	8,366
Income Tax and Social Contribution	(2,240)	(128)	(365)	22	(2,711)
Profit Sharing	(91)	-	-	91	-
Minority Interests	255	(93)	-	-	162
Net Income	5,543	275	-	-	5,817

Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	1Q17	4Q16	change		1Q16	change
Operating Revenues	26,973	28,624	(1,652)	-5.8%	26,884	89	0.3%
Managerial Financial Margin	17,122	18,576	(1,455)	-7.8%	17,412	(290)	-1.7%
Financial Margin with Clients	15,254	16,583	(1,330)	-8.0%	15,675	(421)	-2.7%
Financial Margin with Clients (ex-Discounts Granted)	15,547	16,862	(1,315)	-7.8%	15,912	(365)	-2.3%
Discounts Granted	(293)	(278)	(15)	5.4%	(237)	(56)	23.6%
Financial Margin with the Market	1,868	1,993	(125)	-6.3%	1,737	131	7.5%
Commissions and Fees	7,844	7,980	(136)	-1.7%	7,331	514	7.0%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,007	2,068	(61)	-3.0%	2,141	(134)	-6.3%
Result from Loan Losses and Impairment	(4,988)	(6,074)	1,086	-17.9%	(6,973)	1,985	-28.5%
Provision for Loan Losses	(5,392)	(5,823)	431	-7.4%	(7,824)	2,432	-31.1%
Impairment	(444)	(1,255)	810	-64.6%	-	(444)	-
Recovery of Loans Written Off as Losses	849	1,004	(155)	-15.4%	851	(2)	-0.2%
Retained Claims	(321)	(364)	43	-11.8%	(394)	73	-18.6%
Operating Margin	21,664	22,187	(523)	-2.4%	19,516	2,148	11.0%
Other Operating Income/(Expenses)	(12,694)	(13,821)	1,127	-8.2%	(12,620)	(74)	0.6%
Non-interest Expenses	(11,001)	(11,927)	926	-7.8%	(10,909)	(92)	0.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,604)	(1,786)	182	-10.2%	(1,515)	(89)	5.9%
Insurance Selling Expenses	(89)	(108)	19	-17.8%	(196)	107	-54.5%
Income before Tax and Minority Interests	8,970	8,366	604	7.2%	6,896	2,074	30.1%
Income Tax and Social Contribution	(2,767)	(2,711)	(56)	2.1%	(1,739)	(1,028)	59.1%
Minority Interests in Subsidiaries	(27)	162	(190)	-116.8%	6	(33)	-563.4%
Recurring Net Income	6,176	5,817	358	6.2%	5,162	1,013	19.6%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	1Q17	4Q16	change		1Q16	change
Managerial Financial Margin	17,122	18,576	(1,455)	-7.8%	17,412	(290)	-1.7%
Financial Margin with Clients	15,254	16,583	(1,330)	-8.0%	15,675	(421)	-2.7%
Financial Margin with Clients (ex-Discounts Granted)	15,547	16,862	(1,315)	-7.8%	15,912	(365)	-2.3%
Discounts Granted	(293)	(278)	(15)	5.4%	(237)	(56)	23.6%
Financial Margin with the Market	1,868	1,993	(125)	-6.3%	1,737	131	7.5%
Result from Loan Losses and Impairment	(4,988)	(6,074)	1,086	-17.9%	(6,973)	1,985	-28.5%
Provision for Loan Losses	(5,392)	(5,823)	431	-7.4%	(7,824)	2,432	-31.1%
Impairment	(444)	(1,255)	810	-64.6%	-	(444)	-
Recovery of Loans Written Off as Losses	849	1,004	(155)	-15.4%	851	(2)	-0.2%
Net Result from Financial Operations	12,134	12,502	(369)	-2.9%	10,439	1,695	16.2%
Other Operating Income/(Expenses)	(3,164)	(4,136)	972	-23.5%	(3,543)	379	-10.7%
Commissions and Fees	7,844	7,980	(136)	-1.7%	7,331	514	7.0%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,597	1,596	1	0.1%	1,551	46	3.0%
Non-interest Expenses	(11,001)	(11,927)	926	-7.8%	(10,909)	(92)	0.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,604)	(1,786)	182	-10.2%	(1,515)	(89)	5.9%
Income before Tax and Minority Interests	8,970	8,366	604	7.2%	6,896	2,074	30.1%
Income Tax and Social Contribution	(2,767)	(2,711)	(56)	2.1%	(1,739)	(1,028)	59.1%
Minority Interests in Subsidiaries	(27)	162	(190)	-116.8%	6	(33)	-563.4%
Recurring Net Income	6,176	5,817	358	6.2%	5,162	1,013	19.6%

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income

Recurring net income for the first quarter of 2017 amounted to R$6,176 million, with increases of 6.2% from the previous quarter and of 19.6% from the same period of the previous year.

The main positive highlights in the quarter, when compared to the previous quarter, were reductions in: non-interest expenses of 7.8%, impairment of 64.5% and provision for loan losses of 7.4%, mainly in the retail segment.

In addition to the effects mentioned above, financial margin with clients and financial margin with the market decreased 8.0% and 6.3%, respectively.

Recurring net income grew R$1,013 million from the same period of the previous year, mainly driven by a 31.1% decrease in our provision for loan losses.

Recurring Return on Average Equity and Average Assets

The annualized recurring return on average equity reached 22.0% in the first quarter of 2017. Stockholders’ equity totaled R$114.9 billion.

Annualized recurring return on average assets reached 1.7%, up 30 basis points from the same period of the previous year.

Operating Revenues

In the first quarter of 2017, operating revenues, which represent revenues from banking, and insurance, pension plan and premium bonds operations, totaled R$26,973 million, down 5.8% from the previous quarter and up 0.3% from the same period of the previous year. The main components of operating revenues and other items of income statement are presented below.

Managerial Financial Margin

The managerial financial margin for the first quarter of 2017 totaled R$17,122 million, a decrease of R$1,455 million from the previous quarter, mostly explained by the decrease of R$1,330 million in our financial margin with clients mainly due to the lower calendar days in the quarter when compared to previous quarter and due to the CDI rate reduction effect in our financial margin with liabilities. Financial margin with the market decreased R$125 million in the quarter.

Managerial financial margin decreased R$290 million from the same period of 2016. This decrease was mainly due to the R$421 million decrease in financial margin with clients.

Result from Loan Losses and Impairment

Result from loan losses, net of recovery of loans and impairment, decreased 17.9% from the previous quarter, totaling R$4,988 million in the quarter. This decrease was mainly due to a 7.4% (R$431 million) reduction in provision for loan losses, mainly in retail segment, and to the R$810 million reduction in impairment. Additionally, recovery of loans written off as losses decreased 15.4% (R$ 155 million) in the quarter.

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

NPL Creation

*Excluding specific economic group effect, the total and Wholesale segment (Brazil) NPL Creation would have been R$5,162 million and R$713 million in the 3Q16, respectively.

In the first quarter of 2017, NPL Creation, which is the balance of loans that became overdue for more than 90 days in the quarter, amounted to R$4,928 million, a reduction of 7.1% from the previous period, mainly due to the decrease in the Retail segment NPL Creation, which decreased for the fifth consecutive quarter. In the Wholesale segment, NPL Creation was up 25.4% and in Latin America, down 33.4% from the fourth quarter of 2016.

Commissions and Fees

Commissions and fees decreased 1.7% in the first quarter of 2017 compared to the previous quarter, mainly driven by a reduction in credit card fees, related to seasonality that favors the fourth quarter.

These revenues increased R$514 million (7.0%) from the first quarter of 2016, mainly driven by higher revenues from current account services, asset management and credit operations and guarantees provided.

Result from Insurance, Pension Plan and Premium Bonds

* For further details, please refer to Insurance, Pension Plan and Premium Bonds Operations section.

In the first quarter of 2017, the result from insurance, pension plan and premium bonds from our core activities, which consist of mass-market products related to life, property, credit, pension and premium bonds reached R$1,501 million, with decrease of 0.6% from the previous quarter and an increase of 3.7% from the first quarter of 2016. The loss ratio from core activities reached 26.0% this quarter.

Non-Interest Expenses

In the first quarter of 2017, non-interest expenses totaled R$11,001 million, a 7.8% decrease from the fourth quarter of 2016. In this quarter, personnel expenses were 2.2% lower, mainly driven by lower expenses with profit sharing, and administrative expenses were 11.6% lower than in the previous quarter, mainly due to lower expenses on third-party services and on facilities, especially on rent, renovation and maintenance costs, which were negative highlights last quarter.

Non-interest expenses increased 0.8% from the first quarter of 2016.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on Non-Interest Expenses section.

In the 12-month period, the efficiency ratio, according to the criteria that includes all expenses except for the result from loan losses and impairment, reached 45.9%, up 140 basis points from the same period of the previous year. In this period, expenses grew 4.0%, whereas revenues increased 0.8%.

In the first quarter of 2017, the efficiency ratio reached 44.1%, a decrease of 120 basis points compared to the previous quarter, mainly due to the decrease in our non-interest expenses in the quarter (7.8%).

In the 12-month period, the risk-adjusted efficiency ratio, which also includes the result from loan losses and impairment, reached 67.8%, an increase of 220 basis points from the same period of 2016. In the first quarter of 2017, it reached 64.1%.

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	1Q17	4Q16	change	1Q16	change
Current and Long-term Assets	1,386,959	1,400,097	-0.9%	1,372,692	1.0%
Cash and Cash Equivalents	20,224	18,542	9.1%	26,910	-24.8%
Short-term Interbank Investments	274,435	286,038	-4.1%	237,828	15.4%
Securities and Derivative Financial Instruments	379,952	376,887	0.8%	357,230	6.4%
Interbank and Interbranch Accounts	88,247	86,564	1.9%	72,222	22.2%
Loan, Lease and Other Loan Operations	478,095	491,225	-2.7%	523,226	-8.6%
(Allowance for Loan Losses)	(35,770)	(35,986)	-0.6%	(37,528)	-4.7%
Other Assets	181,776	176,826	2.8%	192,805	-5.7%
Permanent Assets	26,311	26,987	-2.5%	25,652	2.6%
Total Assets	1,413,269	1,427,084	-1.0%	1,398,344	1.1%

Note: this quarter, due to the adoption of CMN Resolution 4,512/16 that determined that Provision for Financial Guarantees Provided should be recorded in a liability account (previously recorded as Allowance for Loan Losses), for comparative matters, the Balance Sheet was reclassified for prior periods.

At the end of the first quarter of 2017, assets totaled R$1.4 trillion, a 1.0% decrease (R$13.8 billion) compared to the previous quarter. The main changes are presented below:

Compared to the same period of the previous year, our assets increased 1.1% (R$14.9 billion):

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	1Q17	4Q16	change	1Q16	change
Current and Long-Term Liabilities	1,284,815	1,297,823	-1.0%	1,278,143	0.5%
Deposits	324,926	329,414	-1.4%	333,247	-2.5%
Deposits Received under Securities Repurchase Agreements	346,738	366,038	-5.3%	323,012	7.3%
Fund from Acceptances and Issue of Securities	96,360	93,711	2.8%	86,468	11.4%
Interbank and Interbranch Accounts	10,053	6,485	55.0%	9,823	2.3%
Borrowings and Onlendings	73,348	75,614	-3.0%	104,260	-29.6%
Derivative Financial Instruments	23,040	24,711	-6.8%	33,267	-30.7%
Technical Provisions for Insurance, Pension Plans and Premium	164,466	156,656	5.0%	137,677	19.5%
Other Liabilities	245,884	245,194	0.3%	250,390	-1.8%
Deferred Income	2,113	2,046	3.3%	1,847	14.4%
Minority Interest in Subsidiaries	11,444	11,625	-1.6%	11,707	-2.2%
Stockholders' Equity	114,897	115,590	-0.6%	106,647	7.7%
Total Liabilities and Equity	1,413,269	1,427,084	-1.0%	1,398,344	1.1%

Note: this quarter, due to the adoption of CMN Resolution 4,512/16 that determined that Provision for Financial Guarantees Provided should be recorded in a liability account (previously recorded as Allowance for Loan Losses), for comparative matters, the Balance Sheet was reclassified for prior periods.

The main changes in liabilities at the end of the first quarter of 2017, from the previous quarter, are presented in the chart below:

Compared to the same period of the previous year, the main changes are highlighted below:

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Credit Portfolio with Endorsements, Sureties and Private Securities

At the end of the first quarter of 2017, total loan portfolio (including sureties, endorsements and private securities) reached R$586,998 million, reducing 1.9% from the previous quarter and 7.9% from the same period of the previous year. For individuals, there was a reduction in the credit card portfolio and there were increases of 0.5% in payroll loans and 0.6% in mortgage loans. For companies, the portfolio reduced 2.7% in the quarter.

In R$ millions, end of period	1Q17	4Q16	change	1Q16	change
Individuals	180,456	183,427	-1.6%	184,226	-2.0%
Credit Card Loans	56,215	59,023	-4.8%	54,867	2.5%
Personal Loans	26,277	26,276	0.0%	29,159	-9.9%
Payroll Loans (1)	44,850	44,638	0.5%	46,742	-4.0%
Vehicle Loans	14,779	15,373	-3.9%	18,105	-18.4%
Mortgage Loans	38,334	38,117	0.6%	35,353	8.4%
Companies	236,570	243,088	-2.7%	264,896	-10.7%
Corporate Loans	176,613	181,541	-2.7%	199,273	-11.4%
Very Small, Small and Middle Market Loans (2)	59,957	61,547	-2.6%	65,622	-8.6%
Latin America (3)	133,293	135,503	-1.6%	151,583	-12.1%
Total with Endorsements and Sureties	550,318	562,018	-2.1%	600,705	-8.4%
Corporate - Private Securities (4)	36,680	36,413	0.7%	36,768	-0.2%
Total with Endorsements, Sureties and Private Securities	586,998	598,431	-1.9%	637,472	-7.9%
Total with Endorsements, Sureties and Private Securities (5) (ex-foreign exchange rate variation)	586,998	595,735	-1.5%	615,933	-4.7%
Endorsements and Sureties	72,223	70,793	2.0%	77,479	-6.8%
Individuals	479	448	7.0%	514	-6.7%
Corporate	61,386	59,987	2.3%	65,095	-5.7%
Very Small, Small and Middle Market	2,518	2,562	-1.7%	3,210	-21.6%
Latin America (3)	7,839	7,796	0.5%	8,660	-9.5%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (4) Includes Debentures, CRI and Commercial Paper. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For further details, please refer to page 18.

Latin America – Breakdown

In R$ millions, end of period	1Q17	4Q16	change	In R$ millions, end of period	1Q17%		4Q16	change
Individuals	43,078	43,492	-1.0%	Argentina	7,164	5.4%	7,052	1.6%
Credit Card Loans	4,463	4,548	-1.9%	Chile	85,573	64.2%	87,444	-2.1%
Personal Loans	18,449	18,742	-1.6%	Colombia	26,841	20.1%	26,946	-0.4%
Mortgage Loans	20,166	20,203	-0.2%	Paraguay	5,919	4.4%	5,911	0.1%
Companies	90,215	92,011	-2.0%	Panama	841	0.6%	906	-7.2%
Total with Endorsements and Sureties	133,293	135,503	-1.6%	Uruguay	6,956	5.2%	7,244	-4.0%
				Total with Endorsements and Sureties	133,293	100.0%	135,503	-1.6%

Credit Portfolio – Currency Breakdown

On March 31, 2017, R$176.5 billion of our total credit assets were denominated in or indexed to foreign currencies. This portion decreased 3.7% in the quarter compared to the previous quarter.

NPL Ratio (90 days overdue)

*	Excluding specific economic group effect, the total and Brazil NPL ratio (90-day) would have been 3.6% and 4.4% in September 2016, respectively.
[1]	Includes units abroad ex-Latin America. [2] Excludes Brazil.

At the end of the first quarter of 2017, NPL ratio for operations more than 90 days overdue reached 3.4%, remaining stable when compared to the previous quarter and decreasing 10 basis points from the same period of 2016. In Brazil, the NPL ratio reached 4.2% in the quarter, also stable compared to the previous quarter. For Latin America, this ratio increased 10 basis points from the previous quarter.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

2017 Forecast

Below, we reiterate our forecasts for 2017, which considers the effects of impairment under “Result from Loan Losses and Impairment”:

Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation in 1Q16.

	Consolidated [1]	Brazil [1,2]

Total Credit Portfolio [3]	From 0.0% to 4.0%	From -2.0% to 2.0%

Financial Margin with Clients (ex-Impairment)	From -4.0% to -0.5%	From -5.0% to -1.5%

Result from Loan Losses and Impairment [4]	Between R$14.5 bn and R$17.0 bn	Between R$12.5 bn and R$15.0 bn

Commissions and Fees and Result from Insurance Operations [5]	From 0.5% to 4.5%	From 0.0% to 4.0%

Non-Interest Expenses	From 1.5% to 4.5%	From 3.0% to 6.0%

(1) Considers USD-BRL exchange rate at 3.50 in Dec-17; (2) Includes units abroad ex-Latin America; (3) Includes endorsements, sureties and private securities; (4) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment; (5) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Managerial Income Statement

We present below the managerial income statement that will be adopted as from the second quarter of 2017 on, which includes the “Discounts Granted” in the item “Cost of Credit”, composed by the Result from Loan Losses, Impairment and Discounts Granted, previously classified in our Financial Margin with Clients:

In R$ millions	1Q17	4Q16	change			1Q16	change
Managerial Financial Margin	17,415	18,855	(1,440)		-7.6%	17,649	(234)		-1.3%
Financial Margin with Clients	15,547	16,862	(1,315)		-7.8%	15,912	(365)		-2.3%
Financial Margin with the Market	1,868	1,993	(125)		-6.3%	1,737	131		7.5%
Cost of Credit	(5,281)	(6,352)	1,071		-16.9%	(7,211)	1,929		-26.8%
Provision for Loan Losses	(5,392)	(5,823)	431		-7.4%	(7,824)	2,432		-31.1%
Impairment	(444)	(1,255)	810		-64.6%	-	(444)		-
Discounts Granted	(293)	(278)	(15)		5.4%	(237)	(56)		23.6%
Recovery of Loans Written Off as Losses	849	1,004	(155)		-15.4%	851	(2)		-0.2%
Net Result from Financial Operations	12,134	12,502	(369)		-2.9%	10,439	1,695		16.2%
Other Operating Income/(Expenses)	(3,164)	(4,136)	972		-23.5%	(3,543)	379		-10.7%
Commissions and Fees	7,844	7,980	(136)		-1.7%	7,331	514		7.0%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,597	1,596	1		0.1%	1,551	46		3.0%
Non-interest Expenses	(11,001)	(11,927)	926		-7.8%	(10,909)	(92)		0.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,604)	(1,786)	182		-10.2%	(1,515)	(89)		5.9%
Income before Tax and Minority Interests	8,970	8,366	604		7.2%	6,896	2,074		30.1%
Income Tax and Social Contribution	(2,767)	(2,711)	(56)		2.1%	(1,739)	(1,028)		59.1%
Minority Interests in Subsidiaries	(27)	162	(190)		-116.8%	6	(33)		-563.4%
Recurring Net Income	6,176	5,817	358		6.2%	5,162	1,013		19.6%

Efficiency Ratio	43.6%	44.8%	-120	bps		43.6%	0	bps

Risk-Adjusted Efficiency Ratio	64.5%	68.6%	-410	bps		72.4%	-800	bps

Itaú Unibanco Holding S.A.	11